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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of January, 2003


                                 COGNICASE INC.
                                 --------------
                 (Translation of registrant's name into English)

          111 Duke Street, 9th Floor, Montreal, Quebec, Canada H3C 2M1
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F               Form 40-F  X
                        -----                   -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                     No  X
                  -----                  -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -                       .
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     The following exhibits are filed as part of, and incorporated into, this report on Form 6-K:


     No.        Document
     ---        --------

     1.         Support Agreement between CGI Group Inc. and COGNICASE Inc.
                dated January 1, 2003

     2.         Press Release dated January 2, 2003

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       COGNICASE INC.

Date:   January 3, 2003

                                       By: /s/  Benoit Dube
                                          -------------------------------------
                                           Benoit Dube
                                           Executive Vice President, Chief Legal
                                           Officer and Corporate Secretary

                                       2
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                                  EXHIBIT INDEX

     No.        Document
     ---        --------

     1.         Support Agreement between CGI Group Inc. and COGNICASE Inc.
                dated January 1, 2003

     2.         Press Release dated January 2, 2003

                                       3